

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 4, 2013

<u>Via E-mail</u>
Barbara E. Kocsis
Merrill Lynch Alternative Investments LLC
1200 Merrill Lynch Drive (1B)
Pennington, NJ 08534

> **Re: Highbridge Commodities FuturesAccess LLC**
> **Registration Statement on Form 10-12(g)**
> **Filed on December 23, 2011**
> **File No. 000-54573**

Dear Ms. Kocsis:

        We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                                        Sincerely,

                                        /s/ Jennifer Gowetski

                                        Jennifer Gowetski
                                        Senior Counsel